Exhibit 99.1

Media & Investor Release

Roche enters into a definitive agreement to acquire Poseida Therapeutics, including cell therapy candidates and related platform technologies

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Acquisition supports Roche’s Pharma Strategy and allows for a range of potentially first and best-in-class therapies across oncology, immunology, and neurology, uniquely positioning Roche in the new field of donor-derived off-the-shelf cell therapies

●	Roche to acquire Poseida Therapeutics for US $9.00 per share in cash at closing, representing a total equity value of approximately US $1.0 billion

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Stockholders would also receive a non-tradeable contingent value right (CVR) for up to an aggregate of US $4.00 per share in cash, representing a total deal value of up to approximately US $1.5 billion

●	The transaction is expected to close in the first quarter of 2025

Basel, 26 November 2024 - Roche (SIX: RO, ROG; OTCQX: RHHBY) announced today that it has entered into a definitive merger agreement to acquire Poseida Therapeutics, Inc. (“Poseida”, NASDAQ: PSTX), a public clinical-stage biopharmaceutical company pioneering donor-derived CAR-T cell therapies. Based in San Diego, California, Poseida’s R&D portfolio includes pre-clinical and clinical-stage off-the-shelf (also referred to as allogeneic) CAR-T therapies across several therapeutic areas including haematological malignancies, solid tumours, and autoimmune disease, as well as manufacturing capabilities and technology platforms.

The acquisition builds on the existing partnership between Roche and Poseida following the collaboration and licence agreement established in 2022, which focuses on developing off-the-shelf CAR-T cell therapies to address medical needs of patients with haematological malignancies.

The joint vision of Poseida, Roche and Genentech, a member of the Roche Group, is to deliver the next generation of off-the-shelf CAR-T cell therapies with increased potency and favourable safety at a scale that can potentially reach more patients and enable broad commercial use.

“This exciting acquisition will allow us to drive further progress in allogeneic cell therapy while leveraging the successful existing partnership with Poseida,” said Levi Garraway, Head of Product Development and Chief Medical Officer at Roche. “We are very encouraged by the early clinical data, and this acquisition builds on our joint progress to catalyse the development of potentially first and best-in-class cell therapies in oncology, immunology and neurology.”

F. Hoffmann-La Roche Ltd	4070 Basel Switzerland	Group Communications Roche Group Media Relations	Phone +41 61 688 88 88 www.roche.com

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About the Poseida Programmes and Pipeline

Assets in the current collaboration:

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The lead programme, P-BCMA-ALLO1, is an allogeneic CAR-T therapy targeting B-cell maturation antigen (BCMA). P-BCMA-ALLO1 has received Regenerative Medicine Advanced Therapy designation for relapsed/refractory multiple myeloma (MM) after three or more prior lines of therapies, and FDA Orphan Drug Designation for MM. Early clinical data have been reported in September at the International Myeloma Society annual meeting (Poseida PR).

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A second clinical programme in Phase 1 is P-CD19CD20-ALLO1, an allogeneic dual CAR-T in B-cell malignancies. Building on the transformative potential of the CAR-T modality beyond oncology, FDA INDs have been recently filed to investigate this programme’s potential for patients with multiple sclerosis and systemic lupus erythematosus.

●	An additional allogeneic, dual CAR-T programme targeting known antigens expressed in haematologic malignancies (Poseida PR) has been initiated.

Upon closing of the transaction, Roche will obtain access to Poseida’s GMP manufacturing capabilities and other R&D portfolio assets, as well as their know-how and expertise, including:

●	P-MUC1C-ALLO1, an allogeneic CAR-T programme currently in Phase 1 in solid tumours.

●	Genomic medicine pre-clinical candidates as well as related technologies.

Current Poseida employees will join the Roche Group as part of Roche’s Pharmaceuticals Division.

“Our interest in cell therapy is directly tied to our commitment to discovering and developing pioneering medicines with substantial patient benefit,” said Aviv Regev, Head of Genentech Research & Early Development. “We are excited to bring together cutting-edge scientific approaches and expertise to tap into the full transformative potential of cell therapy.”

Terms of the Agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of Poseida common stock at a price of US $9.00 per share in cash at closing plus a non-tradeable CVR to receive certain milestone payments of up to an aggregate of US $4.00 per share in cash, representing a total equity value of approximately US $1.0 billion at closing and representing a total deal value of up to US $1.5 billion. The price payable at closing represents a premium of approximately 215% to

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Phone +41 61 688 88 88
	Switzerland	Roche Group Media Relations	www.roche.com

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Poseida’s closing share price on 25 November 2024. The merger agreement has been unanimously approved by the boards of Roche and Poseida.

Poseida will file a recommendation statement containing the unanimous recommendation of the Poseida board that Poseida’s stockholders tender their shares pursuant to the tender offer. Following the completion of the tender offer, Roche will acquire all remaining shares at the same price of US $9.00 per share in cash through a second step merger.

Each non-tradeable CVR will entitle its holders to receive the following contingent cash payments, conditioned upon the achievement of certain clinical development and commercial milestones, within specified time periods:

i.	US $2.00 per share in cash, upon the initiation of the first pivotal study of a P-BCMA-ALLO1 product for the treatment of any indication (by December 31, 2028)

ii.

US $1.00 per share in cash, upon the initiation of the first pivotal study of a P-CD19CD20-ALLO1 product or of a P-BCMACD19-ALLO1 product for the treatment of an autoimmune indication (by December 31, 2034)

iii.	US $1.00 per share in cash, upon the first commercial sale of a P-BCMA-ALLO1 product for the treatment of any indication (by December 31, 2031)

There can be no assurance that any payments will be made with respect to the CVR. Assuming the conditions of the CVR are met, this would represent an additional cash consideration of up to approximately US $0.5 billion for Poseida’s stockholders.

The transaction is expected to close in the first quarter of 2025 and is subject to customary closing conditions, including the tender of at least a majority of the outstanding shares of Poseida’s common stock and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Citi is acting as exclusive financial advisor to Roche and Sidley Austin LLP is acting as legal counsel to Roche. Centerview Partners LLC is acting as exclusive financial advisor to Poseida and Cooley LLP is acting as legal counsel to Poseida.

About Poseida

Poseida Therapeutics is a clinical-stage biopharmaceutical company advancing differentiated allogeneic cell therapies and genetic medicines with the capacity to cure. The Company’s pipeline includes investigational allogeneic CAR-T cell therapies for hematologic cancers, autoimmune diseases, and solid tumours, as well as investigational in vivo genetic medicines that address patient populations with high unmet medical need. The Company’s approach is based on its proprietary genetic editing platforms, including its non-viral transposon-based DNA delivery system, Cas-CLOVER™ Site-Specific Gene Editing System,

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Phone +41 61 688 88 88
	Switzerland	Roche Group Media Relations	www.roche.com

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Booster Molecule and nanoparticle gene delivery technologies, as well as in-house GMP cell therapy manufacturing. The Company has formed strategic collaborations with Roche and Astellas to unlock the promise of cell therapies for cancer patients.

About Roche

Founded in 1896 in Basel, Switzerland, as one of the first industrial manufacturers of branded medicines, Roche has grown into the world’s largest biotechnology company and the global leader in in-vitro diagnostics. The company pursues scientific excellence to discover and develop medicines and diagnostics for improving and saving the lives of people around the world. We are a pioneer in personalised healthcare and want to further transform how healthcare is delivered to have an even greater impact. To provide the best care for each person we partner with many stakeholders and combine our strengths in Diagnostics and Pharma with data insights from the clinical practice.

For over 125 years, sustainability has been an integral part of Roche’s business. As a science-driven company, our greatest contribution to society is developing innovative medicines and diagnostics that help people live healthier lives. Roche is committed to the Science Based Targets initiative and the Sustainable Markets Initiative to achieve net zero by 2045.

Genentech, in the United States, is a wholly owned member of the Roche Group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan.

For more information, please visit www.roche.com.

All trademarks used or mentioned in this release are protected by law.

Roche Global Media Relations

Phone: +41 61 688 8888 / e-mail: media.relations@roche.com

Hans Trees, PhD Phone: +41 79 407 72 58	Sileia Urech Phone: +41 79 935 81 48

Nathalie Altermatt Phone: +41 79 771 05 25	Lorena Corfas Phone: +41 79 568 24 95

Simon Goldsborough Phone: +44 797 32 72 915	Karsten Kleine Phone: +41 79 461 86 83

Nina Mählitz Phone: +41 79 327 54 74	Kirti Pandey Phone: +49 172 6367262

Yvette Petillon Phone: +41 79 961 92 50	Dr Rebekka Schnell Phone: +41 79 205 27 03

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Phone +41 61 688 88 88
	Switzerland	Roche Group Media Relations	www.roche.com

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Roche Investor Relations

Dr Bruno Eschli Phone: +41 61 68-75284 e-mail: bruno.eschli@roche.com	Dr Sabine Borngräber Phone: +41 61 68-88027 e-mail: sabine.borngraeber@roche.com

Dr Birgit Masjost Phone: +41 61 68-84814 e-mail: birgit.masjost@roche.com

Investor Relations North America

Loren Kalm Phone: +1 650 225 3217 e-mail: kalm.loren@gene.com

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of Poseida has not yet commenced. This announcement is for informational purposes only and does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Poseida’s securities. The solicitation and offer to purchase Poseida’s common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Roche Holdings, Inc. (“Roche”) and its acquisition subsidiary, a wholly owned subsidiary of Roche, will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and thereafter, Poseida will file a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC with respect to the tender offer. The tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THESE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS MAY BE AMENDED FROM TIME TO TIME, CAREFULLY WHEN THEY BECOME AVAILABLE PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES IN THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Phone +41 61 688 88 88
	Switzerland	Roche Group Media Relations	www.roche.com

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The tender offer materials and the Solicitation/Recommendation Statement will be filed with the SEC, and investors and stockholders may obtain a free copy of these materials (when available) and other documents filed by Roche and Poseida with the SEC at the website maintained by the SEC at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Parent and when available may be obtained by directing a request to the Information Agent for the tender offer which will be named in the Tender Offer Statement on Schedule TO. Investors and stockholders may also obtain free copies of the documents filed with the SEC by Poseida on the investor relations page of Poseida’s internet website at https://investors.poseida.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication may include statements that are not statements of historical fact, or “forward-looking statements,” within the meaning of the federal securities laws, including with respect to Roche’s proposed acquisition of Poseida. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “project”, “strategy”, “potential”, “continue” or the negative of such terms or other similar expressions. Such statements include, but are not limited to, the ability of Roche and Poseida to complete the transactions contemplated by the merger agreement, including each party’s ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, the parties’ beliefs and expectations and statements about the benefits sought to be achieved in Roche’s proposed acquisition of Poseida, the potential effects of the acquisition on both Roche and Poseida and the possibility of any termination of the merger agreement. These statements are based upon the current beliefs and expectations of Roche and Poseida’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable if at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements, and you should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Poseida’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer and the merger contemplated by the merger agreement may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the subsequent merger; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Phone +41 61 688 88 88
	Switzerland	Roche Group Media Relations	www.roche.com

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disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Poseida’s business; the possibility that the milestone payments related to the contingent value right will never be achieved and that no milestone payment may be made; and the risk of legal proceedings being brought in relation to the transactions and the outcome of such proceedings, including the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in Poseida’s public filings with the SEC, including the “Risk Factors” section of Poseida’s Annual Report on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q, Form 8-K and in other filings Poseida makes with the SEC from time to time as well as the tender offer materials to be filed by Roche and its acquisition subsidiary and the Solicitation/Recommendation Statement to be filed by Poseida, in each case as amended by any subsequent filings made with the SEC.

Neither Roche nor Poseida undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.

F. Hoffmann-La Roche Ltd	4070 Basel	Group Communications	Phone +41 61 688 88 88
	Switzerland	Roche Group Media Relations	www.roche.com

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